FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                 Yes .....     No ..X..


                          INDEX

Document

No. 1        FRN Variable Rate Fix released on 02 December 2002
No. 2        FRN Variable Rate Fix released on 03 December 2002
No. 3        Director Shareholding released on 03 December 2002
No. 4        FRN Variable Rate Fix released on 03 December 2002
No. 5        FRN Variable Rate Fix released on 05 December 2002

Document No. 1

RE:  NORTHERN ROCK PLC
     GBP 7,000,000 SERIES 120 EMTN
     DUE MARCH 2003
     ISIN: XS0085080033

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02DEC02 TO 03MAR03 HAS BEEN FIXED AT 4.16641 PCT PER ANNUM.

INTEREST PAYABLE VALUE 03MAR03 WILL AMOUNT TO:
GBP 1,038.75 PER GBP 100,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL:  44 171 508 3857/3855 OF FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 125,000,000 SERIES 223 EMTN
    DUE JUNE 2004
    ISIN: XS0146425102

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02DEC02 TO 03MAR03 HAS BEEN FIXED AT 4.12141 PCT PER ANNUM.

INTEREST PAYABLE VALUE 03MAR03 WILL AMOUNT TO:
GBP 102.75 PER GBP 10,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 3

                               NORTHERN ROCK PLC


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


 1. Name of Company:
    NORTHERN ROCK PLC


 2. Name of Director:
    SIR IAN GIBSON


 3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
    HOLDING IS IN THE NAME OF SIR IAN GIBSON, AS NOTED IN 2 ABOVE.


 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
    SIR IAN GIBSON


 5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
    N/A


 6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
    ACQUISITION OF NORTHERN ROCK ORDINARY SHARES


 7. Number of shares/amount of stock acquired:
    2,000


 8. Percentage of issued class:
    0.0005%


 9. Number of shares/amount of stock disposed:
    N/A


10. Percentage of issued class:
    N/A


11. Class of security:
    ORDINARY 25p


12. Price per share:
    GBP6.725


13. Date of transaction:
    3 DECEMBER 2002


14. Date company informed:
    3 DECEMBER 2002


15. Total holding following this notification:
    2,000


16. Total percentage holding of issued class following this notification:
    0.0005%


    If a director has been granted options by the company, please complete the following fields:


17. Date of grant:
    N/A


18. Period during which or date on which exercisable:
    N/A


19. Total amount paid (if any) for grant of the option:
    N/A


20. Description of shares or debentures involved: class, number:
    N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
    N/A


22. Total number of shares or debentures over which options held following this notification:
    N/A


23. Contact name for queries:
    COLIN TAYLOR


24. Contact telephone number:
    0101 279 4234


25. Name of company official responsible for making notification:
    COLIN TAYLOR

Document No. 4

RE:  NORTHERN ROCK PLC
     EUR 850,000,000 SERIES 219 EMTN
     DUE MARCH 2007
     ISIN: XS0143908472

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
05DEC02 TO 05MAR03 HAS BEEN FIXED AT 3.176 PCT PER ANNUM.

INTEREST PAYABLE VALUE 05MAR03 WILL AMOUNT TO:
EUR 7.94          PER EUR 1,000 DENOMINATION.
EUR 79.40         PER EUR 10,000 DENOMINATION
EUR 794.00        PER EUR 100,000 DENOMINATION


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL:  44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 5

RE:  NORTHERN ROCK PLC
     USD 17,649,000 SERIES 210 EMTN
     DUE SEPTEMBER 2005
     ISIN: XS0135159647

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06DEC02 TO 06MAR03 HAS BEEN FIXED AT 1.47 PCT PER ANNUM.

INTEREST PAYABLE VALUE 06MAR03 WILL AMOUNT TO:
USD 3.68 PER USD 1,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL:  44 171 508 3857/3855 OR FAX: 44 171 508 3881.


RATEFIX DESK
CITIBANK N.A., LONDON

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  9 December 2002          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary